Exhibit 99.51

December 18, 2025	News Release
OceanaGold Receives Permit Approval for the Waihi North Project
(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC) (OTCQX: OCANF) ("OceanaGold" or the "Company") is pleased to announce that the Expert Panel appointed by the New Zealand government to consider permitting of the Waihi North Project (“WNP”) has released a final decision approving the project.
OceanaGold is now officially permitted to develop and operate WNP, which includes the high-grade Wharekirauponga Underground mine (“WUG”), located ~10 kilometres (“km”) North of the Company’s Waihi operation in New Zealand. This permit approval includes the development of WUG and the associated surface infrastructure, expansion of the current processing plant and water treatment plant and construction of a new tailings storage facility. This marks a significant milestone for OceanaGold which has been many years in the making and sets the stage for transformative growth in New Zealand.
The OceanaGold Board has approved the selection of the mining contractor for the tunnelling of the underground mine, plus the awarding of contracts for bulk earthworks at the Willows portal site and a power upgrade project. The mining contractor is expected to mobilize and begin tunnelling in the first half of 2026.
The permit also allows an increase in the number of exploration drill pads and a doubling of the allowable drill rigs to six, which will allow the Company to further accelerate both definition and conversion drilling at Wharekirauponga in 2026 and beyond.
Gerard Bond, President & CEO of OceanaGold, said “We are delighted to have received approval for our Waihi North Project, which allows access to one of the best undeveloped, high-grade orebodies in our industry. This is a major milestone for OceanaGold and for the Waihi operation and is a testament to our 35-year history of safe and responsible mining in New Zealand.
We are grateful for the approval of this regionally significant project, for which we have done considerable work to ensure its compliance with all requirements of New Zealand’s rigorous environmental laws. The development of WNP will provide meaningful gold production for years to come while bringing substantial investment, job creation, and economic and biodiversity benefits for the surrounding communities and New Zealand. We are in a strong net cash position and expect to internally fund WNP over the coming years, as well as progress our other organic growth opportunities while generating strong returns for shareholders.”
Waihi District Overview
The town of Waihi on the North Island of New Zealand is located ~140 km southeast of Auckland and is the location of a gold district which has produced an estimated 8 million ounces of gold to date.

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The Waihi District comprises the Company’s Waihi operation, which includes the currently producing Martha Underground mine, and WNP, which includes WUG. The Company owns a property (Willows), adjacent to and outside of the Coromandel Forest Park, that will host the main access portal to, and service the development of WUG. A 6.5 km twin incline will be built to access WUG from Willows, with initial plans for two ventilation shafts to be located in the Coromandel Forest Park.
Development of WNP has the potential to create significant socio-economic contributions for the communities in the Waihi region and for New Zealand. This includes significant in-country investment and a substantial increase in direct and indirect employment opportunities, with the project having the potential to extend the life of the Waihi operation well into the future. OceanaGold operates to the highest environmental and social standards which has enabled it to run a successful and responsible mining business in New Zealand for over three decades and to meet the requirements of the Expert Panel’s assessments.
For a visual overview of the site and proposed project infrastructure, please see the accompanying video: https://vrify.com/meetings/recordings/60614a47-4b84-48a5-a077-27506b6a170e
Waihi North Project Development Update
The OceanaGold Board of Directors has approved the selection of the mining contractor to begin tunnelling for the underground mine. The Board has also approved the award of the bulk earthworks contract at the Willows portal site area and the contract for a power upgrade project. The mining contractor is expected to mobilize and begin tunnelling underground in the first half of 2026.
Early-works, design and project activities continue to advance at WNP. The construction of the 5 km services trench to convey power, water and communications from the existing Waihi operations and to the Willows surface facilities area commenced in the third quarter of 2025. Civil works and fabrication are progressing well at the expanded water treatment plant site. Both projects are planned for completion by the second quarter of 2026, which will enable the decline and underground development work to commence thereafter. Gold production from WUG is expected to begin in 2032, with first stope ore in 2033.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the

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United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
For further information please contact:
Investor Relations:
Haley Mayers, VP, Investor Relations
Tel: +1 604-678-4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, VP, Communications
Tel: +1 604-403-2019
media@oceanagold.com
Technical Report
For further information, please refer to the following NI 43-101 technical report available on the SEDAR+ website at www.sedarplus.com under the Company’s profile or on the Company’s website at www.oceanagold.com: "NI 43-101 Technical Report - Waihi District Study Pre-feasibility Study, New Zealand" dated December 11, 2024, with an effective date of June 30, 2024, prepared by D. Townsend, L Crawford-Flett, K. Hollis, E Leslie, and T. Maton.
Cautionary Statement for Public Release
This press release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to costs and timing of future exploration and drilling programs and the timing of development of the Wharekirauponga Underground mine. Forwardlooking statements and information relate to future performance and reflect the Company’s expectations regarding the generation of Free Cash Flow, execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-

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looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking. They include, among others, those risk factors identified in the Company’s most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR+ at www.sedarplus.com under the Company’s name and on the Company’s website. There are no assurances the Company can fulfil forward-looking statements. Such forward-looking statements are only predictions based on current information available to management as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control. Although the Company believes that any forward-looking statements contained in this press release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.

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